UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             HOMEOWNERS GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    43739N107
                  ---------------------------------------------
                                 (CUSIP Number)

                          Mr. Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                                Boston, MA 02155

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 15, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D


CUSIP No.  43739N107                                      Page  2  of   7  Pages
         -----------------                                     ----   -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     NAPAQ Corporation

- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) [ ]
                                                                       (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Nevada
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         126,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    126,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       126,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        2.266%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D


CUSIP No.  43739N107                                      Page  3  of   7  Pages
         -----------------                                     ----   -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Cross Country
        Motor Club, Inc.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Massachusetts
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         362,500
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________


  Each               9     Sole Dispositive Power    362,500
  Reporting          ___________________________________________________________


  Person With        10  Shared Dispositive Power    0

- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       362,500
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        6.522%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       CO

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D


CUSIP No.  43739N107                                      Page  4  of   7  Pages
         -----------------                                     ----   -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person     Jeffrey C. Wolk
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       CA
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         3,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    3,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        .054%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*       IN

- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


CUSIP No.  43739N107                                      Page  5  of   7  Pages
         -----------------                                     ----   -----



         This Amendment No. 3 relates to the Schedule 13D filed on behalf of the Reporting Persons on April 4, 1996. The text of Items 4 and 7 of said Schedule 13D is hereby amended by the following:

Item 4. Purpose of the Transaction

         On May 14, 1996, The Cross Country Group, Inc. ("CCG"), an affiliate of the Reporting Persons, entered into a definitive merger agreement with the Issuer under which CCG will acquire the outstanding shares of the Issuer for $2.35 per share in cash. The merger is subject to a number of conditions including approval of the transaction by the Issuer's stockholders and regulatory authorities.

         Except as set forth in this Item 4 and elsewhere in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and each of the foregoing persons reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

Item 7.  Material to be Filed as Exhibits

         Exhibit A.  Agreement of Joint Filing


CUSIP No.  43739N107                                      Page  6  of   7  Pages
         -----------------                                     ----   -----


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                         The Cross Country Motor Club, Inc.


                             by: /s/ Howard Wolk
                                 -------------------------
                                 Howard Wolk, Vice President


                         NAPAQ Corporation


                             by: /s/ Howard Wolk
                                 -------------------------
                                 Howard Wolk, President


                                 /s/ Jeffrey C. Wolk
                                 -------------------------
                                 Jeffrey C. Wolk

Date:  May 15, 1996


CUSIP No.  43739N107                                      Page   7 of   7  Pages
         -----------------                                     ----   -----


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             HOMEOWNERS GROUP, INC.
                          COMMON STOCK, $0.01 PAR VALUE



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 15th day of May, 1996.

                                NAPAQ Corporation


                                by: /s/ Howard Wolk
                                    -------------------------
                                    Howard Wolk, President

                                The Cross Country Motor Club, Inc.


                                by: /s/ Howard Wolk
                                    -------------------------
                                    Howard Wolk, Vice President



                                    /s/ Jeffrey C. Wolk
                                    -------------------------
                                    Jeffrey C. Wolk